UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): July 2, 2021

STRONGBRIDGE BIOPHARMA plc

(Exact name of registrant as specified in its charter)

Ireland (State or other jurisdiction of incorporation or organization)	001-37569 (Commission File Number)	98-1275166 (I.R.S. Employer Identification No.)

900 Northbrook Drive, Suite 200 Trevose, PA (Address of principal executive offices)	19053 (Zip Code)

Registrant’s telephone number, including area code: (610) 254-9200

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Share, par value $0.01 per share	SBBP	The NASDAQ Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging Growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events.

On July 2, 2021, Xeris Biopharma Holdings, Inc., a Delaware corporation (“HoldCo”), filed with the Securities and Exchange Commission (the “SEC”) a preliminary registration statement on Form S-4 (the “Form S-4” or the “Joint Proxy Statement/Prospectus”) in connection with the acquisition (the “Acquisition”) of Strongbridge Biopharma plc, a public limited company organized under the laws of Ireland (“Strongbridge”), by Xeris Pharmaceuticals, Inc., a Delaware corporation (“Xeris”), by means of a scheme of arrangement under Irish law (the “Scheme”) pursuant to which HoldCo will acquire all of the outstanding ordinary shares of Strongbridge under the terms of the Transaction Agreement, dated as of May 24, 2021, among Strongbridge, Xeris, HoldCo and Wells MergerSub, Inc. (the “Transaction Agreement”). The Form S-4 includes the preliminary joint proxy statement of Strongbridge and Xeris and the prospectus with respect to shares of HoldCo common stock to be issued in connection with the Acquisition. The Form S-4 also contains the Scheme Document (as defined in the Transaction Agreement) with respect to the Scheme.

The Form S-4 has not yet been declared effective by the SEC or approved by the Irish Takeover Panel.

The Form S-4 is available on the SEC’s EDGAR system, and may be accessed at https://www.sec.gov/Archives/edgar/data/0001867096/000119312521207600/0001193125-21-207600-index.html.

NO OFFER OR SOLICITATION

This report is for information purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Acquisition or the other transactions contemplated by the Transaction Agreement (collectively, the “Transaction”), nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. In particular, this report is not an offer of securities for sale into the United States. No offer of securities shall be made in the United States absent registration under the Securities Act of 1933, as amended, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements. The Acquisition will be made solely by means of the Scheme Document, which contains the full terms and conditions of the Acquisition, including details of how Strongbridge shareholders may vote in respect of the Acquisition.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

Strongbridge, Xeris and HoldCo have prepared and filed with the SEC the preliminary Joint Proxy Statement/Prospectus on July 2, 2021 (File No. 333-257642) which also constitutes a prospectus with respect to the HoldCo shares of common stock (“HoldCo Shares”) to be issued pursuant to the Transaction. The Joint Proxy Statement/Prospectus also contains the Scheme Document and further information relating to the implementation of the Transaction, the full terms and conditions of the Transaction (including the Scheme), notices of the Strongbridge Special Meetings and the Xeris Special Meeting (each as defined in the Form S-4) and information on HoldCo Shares. The Joint Proxy Statement/Prospectus is not final and may be amended. Strongbridge and Xeris may also file other documents with the SEC regarding the Transaction. This report is not a substitute for the Joint Proxy Statement/Prospectus or any other document which Strongbridge, Xeris or HoldCo may file with the SEC.

The Joint Proxy Statement/Prospectus, as well as Strongbridge’s and Xeris’ other public filings with the SEC, may be obtained without charge at the SEC’s website at www.sec.gov and, in the case of Strongbridge’s filings, at Strongbridge’s website at www.strongbridgebio.com and, in the case of Xeris’ filings, at Xeris’ website at www.xerispharma.com.

INVESTORS, STRONGBRIDGE SHAREHOLDERS AND XERIS STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION.

Any vote in respect of resolutions to be proposed at the Strongbridge Special Meetings to approve the Acquisition, the Scheme or related matters, or other responses in relation to the Acquisition, should be made only on the basis of the information contained in the Joint Proxy Statement/Prospectus (including the Scheme Document). Similarly, any decision in respect of resolutions to be proposed at the Xeris Special Meeting or any decision in respect of, or other response to, the Transaction, should be made only on the basis of the information contained in the Joint Proxy Statement/Prospectus.

PARTICIPANTS IN THE SOLICITATION

Strongbridge, Xeris, HoldCo and their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in connection with the Transaction. Information regarding the persons who may, under the rules of the SEC, be deemed to be participants in the solicitation of shareholders in connection with the Transaction, including a description of their direct or indirect interests, which may be different from those of Strongbridge shareholders or Xeris stockholders generally, by security holdings or otherwise, are set forth in the preliminary Joint Proxy Statement/Prospectus (which contains the Scheme Document) and will be set forth in the final version of the Joint Proxy Statement/Prospectus and any other relevant documents that are filed or will be filed with the SEC relating to the Transaction. Information regarding Strongbridge’s directors and executive officers is contained in Strongbridge’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 3, 2021, and its Proxy Statement on Schedule 14A, dated and filed with the SEC on April 14, 2021. Information regarding Xeris’ directors and executive officers is contained in Xeris’ Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 9, 2021, and its Proxy Statement on Schedule 14A, dated and filed with the SEC on April 29, 2021. You may obtain free copies of these documents using the sources indicated above.

STATEMENT REQUIRED BY THE IRISH TAKEOVER RULES

The directors of Strongbridge accept responsibility for the information contained in this report. To the best of the knowledge and belief of the directors of Strongbridge (who have taken all reasonable care to ensure such is the case), the information contained in this report for which they respectively accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

No Profit Forecast / Asset Valuations

No statement in this report is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Strongbridge, Xeris or HoldCo as appropriate. No statement in this report constitutes an asset valuation.

GENERAL

The release, publication or distribution of this report in or into certain jurisdictions may be restricted by the laws of those jurisdictions, including any Restricted Jurisdictions (as defined in the Joint Proxy Statement/Prospectus). Accordingly, copies of this report and all other documents relating to the Transaction are not being, and must not be, released, published, mailed or otherwise forwarded, distributed or sent in, into or from any such Restricted Jurisdictions. Persons receiving such documents (including, without limitation, nominees, trustees and custodians) should observe these restrictions. Failure to do so may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies involved in the proposed transaction disclaim any responsibility or liability for the violations of any such restrictions by any person.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 7, 2021

STRONGBRIDGE BIOPHARMA PLC

By:	/s/ Richard S. Kollender
	Name:	Richard S. Kollender
	Title:	President and Chief Financial Officer